Exhibit 11
POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE THREE MONTHS ENDED MARCH 31

	2008	2007

A Net income as reported, Canadian GAAP ($ millions)	566.0	198.0
B Items adjusting net income ($ millions)	(19.7)	2.2
C Net income, US GAAP ($ millions)	546.3	200.2
D Weighted average number of shares outstanding	315,662,000	314,896,000
E Net additional shares issuable for diluted earnings per share calculation (Canadian GAAP)	10,419,000	6,877,000
F Net additional shares issuable for diluted earnings per share calculation (US GAAP)	10,411,000	6,877,000

CANADIAN GAAP
Basic earnings per share (A/D)	1.79	0.63
Diluted earnings per share (A/(D+E))	1.74	0.62

UNITED STATES GAAP
Basic earnings per share (C/D)	1.73	0.64
Diluted earnings per share (C/(D+F))	1.68	0.62